

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Teresa Stark
Chief Executive Officer
Stark Naked Bobbers
8650 Miramar Road
San Diego, California 92126

> **Re: Stark Naked Bobbers**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed January 31, 2014**
> **File No. 333-192468**

Dear Ms. Stark:

We have received your response to our prior comment letter to you dated December 18, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented prior to effectiveness.

General information about the Company, page 3

2. We note your response to our prior comment 6. Please revise the reference to your going concern opinion to state that your independent auditors have expressed substantial doubt about your ability to continue as a going concern.

3. We note your revised disclosure on page 3 in response to prior comment 7 that refers to your total stockholder's equity at July 31, 2013. Please revise to disclose the total stockholder's equity as of the latest balance sheet date presented in the filing, which currently is October 31, 2013.

4. We note your response to our prior comment 11. Please revise to state the amount of cash on hand as of the most recently practicable date. We note that you only state this figure as of December 31, 2013. In addition please revise to specifically

state how long your cash on hand will last at the current burn rate. In light of your small amount of cash on hand and your burn rate please explain how it is possible that your cash on hand is "sufficient to meet the obligations of the Company until [you] can initiate this raise." Finally please revise to explain here what you mean here by "this raise."

5. We note that the twelve month sum of your $2,385 monthly burn rate disclosed on page 4 totals $28,620, which exceeds the estimated net proceeds you expect from the offering of $23,360 disclosed on page 14. Please clarify if the difference represents the $5,000 in obligations referred to on page 4 or if these obligations are in addition to the monthly burn rate amount. Conform the disclosure in the applicable risk factor on page 12 in which the $5,000 in obligations is discussed.

6. You state that the $5,000 in obligations is in part to keep you in compliance with regulatory agencies. Please clarify whether the portion of the $5,000 for this purpose is included in or in addition to the $8,000 per year for the costs of being public referred to on page 4. Conform the disclosure in this regard in the applicable risk factor on page 12 in which the $5,000 in obligations is discussed.

7. On page 4 you refer to "majority shareholder," and elsewhere you refer to "principal shareholder," and "principal shareholders." It appears from disclosure in your filing that Mrs. Teresa Stark is presently your sole shareholder, and will be the principal shareholder after consummation of the offering. Please revise to clarify, as appropriate, your disclosure in each instance where such disclosure is located.

Summary Financial Information, page 8

8. The amounts within the section described as "Audited Balance Sheet Data" on page 8 relate to amounts in regard to your "Statement of Operations." Please revise accordingly.

Risk Factors, page 8

9. We note your response to our prior comment 23. Please revise to provide a risk factor addressing the fact that you do not carry product liability insurance and could be subject to liability claims.

Mrs. Stark is Involved in Other Business Activities, page 9

10. Please consider deleting the sentence "Mrs. Stark's knowledge of the industry, and her experience in the marketplace, we believe is an invaluable asset for leading Stark Naked Bobbers." Disclosure that mitigates the risk presented is not responsive to Item 503(c) of Regulation S-K.

Plan of Distribution, page 15

Deposit of Offering Proceeds, page 17

11. Please disclose that without a binding agreement to do so, there is no assurance that Mrs. Stark will pay the escrow fee.

Business Overview, page 19

12. We note your revised disclosure in response to prior comment 22 in regard to the effect of your kits on the manufacturer's warranty. Please state whether it is your belief or affirmation by the manufacturers of motorcycles that your kits do not impact the motorcycle manufacturer's warranty.

13. We note that you have not generated any revenues to date. Please revise statements suggesting you are currently generating revenue such the statements on pages 3 and 19 that your products "are" custom made or "are" produced.

Competitor Analysis and Growth Strategy of the Company, page 21

14. We note your response to our prior comment 8. Aside from the disclosure in this section, it appears from your response to us that you understand that there are other vendors offering custom bobber kits over the internet. In light of this please remove the statement here that you "are only aware of one other company that only sells bobber parts on the internet." In the alternative please provide us an objective basis for this statement. We continue to note that internet searches reveal multiple vendors selling bobber kits online.

Statement of Operations (F-3), page 27

15. We note your disclosure elsewhere that you do not pay Ms. Stark a salary and have no plans to do so. Pursuant to SAB Topic 1.B, the financial statements for all periods presented should reflect all costs of doing business. Please advise if the financial statements fully reflect the fair value of the services provided by Ms. Stark as an officer of the company for the amount of time she devotes to the company, and tell us the amount of the services recorded and where such amount is reported in your financial statements.

Management's Discussion and Analysis, page 34

Proposed Milestones to Implement Business Operations, page 35

16. It appears the amount available from the offering proceeds to sustain operations should be the expected net amount of $23,360 disclosed elsewhere instead of the gross amount of $30,000. Please revise accordingly.

Liquidity, page 37

17. Please revise to state the amount of cash on hand at the latest practicable date, consistent with your disclosure elsewhere in the filing in this regard. Also, conform the disclosure here to be consistent with any revised disclosure on page 4 in response to comments above, as appropriate.

You may contact Aamira Chaudhry at (202) 551- 3389 or Doug Jones at (202) 551- 3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Harold P. Gewerter, Esq.